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hempitecture®

hempitecture®
TRULY SUSTAINABLE BUILDING MATERIALS
FOR PEOPLE & PLANET

# You're Getting Early Access to Our Equity Community Round

We are at the nexus of growth, sustainability, and disrupting the built environment! But more importantly, we're at the forefront of **Hempitecture's next big step**—and we want you to be a part of it.

This is an exclusive invitation to participate in the next chapter of our journey before anyone else.

## The VIP Offer:

This invitation isn't just early access—*it's early access with benefits*. Secure your stake with privileged terms and reap the benefit of perks as a token of our appreciation.

EXCLUSIVE
Friends Invest First

**Time is of the essence.** This opportunity is a limited-time offer, and encourage you to seize it quickly. Follow the link below to learn more about the offer and secure your early investment with Hempitecture today.

OWN THE BUILDING MATERIAL PRODUCTION OF THE FUTURE

## SPOTLIGHT OPPORTUNITY.

We're in search for a **Lead Investor** for this equity crowdfunding raise. If you envision yourself in this role, or know someone who fits the bill, drop us a line. Your influential contribution will shape the face of sustainable innovation.

**INQUIRE HERE.**

Jerome Chamber of Commerce

In 2022, Hempitecture closed our first round of funding on Wefunder where we raised over **$4,600,000 from over 1800 investors** to build a manufacturing facility. We delivered on that promise and opened the first of it's kind materials production plant in February of 2023. We're celebrating 1 year of that remarkable milestone!

**Since opening the doors, we have:**
-outfitted over 1,500 project sites
-produced over 82,000 sq/ft of insulation
-sequestered over 1,200,000 lbs of CO2
-on pace for 2x revenue YoY

OWN THE BUILDING MATERIAL PRODUCTION OF THE FUTURE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you for being a crucial part of our Hempitecture family. Together, we're not just building structures; we're cultivating a legacy of sustainability.

*-Team Hempitecture*

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